Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations provides information that we believe to be relevant to an assessment and understanding of our results of operations and financial condition for the periods described. This discussion should be read in conjunction with our condensed consolidated interim financial statements and the notes to the financial statements, which are included in this Report of Foreign Private Issuer on Form 6-K. In addition, this information should also be read in conjunction with the information contained in our Annual Report on Form 20-F for the year ended December 31, 2025, filed with the Securities and Exchange Commission, or the SEC, on April 30, 2026, or the Annual Report, including the consolidated annual financial statements as of December 31, 2025 and their accompanying notes included therein.

Forward-Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains historical information and forward-looking statements concerning Steakholder Foods’ business, operations and financial performance and condition as well as plans, objectives, and expectations for Steakholder Foods’ business operations and financial performance and condition. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect Steakholder Foods’ current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change over time, and other factors that may cause Steakholder Foods’ actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning and include, without limitation, our estimates regarding our expenses, future revenue, capital requirements and needs for additional financing; our expectations regarding the success of the alternative protein manufacturing technologies we are commercializing; our research and development activities associated with technologies for alternative protein manufacturing, including three-dimensional production, which involves a lengthy and complex process; our expectations regarding sales of products based on our alternative protein technologies; our ability to successfully manage our planned growth, and any future acquisitions, joint ventures, collaborations or similar transactions; the competitiveness of the market for our alternative protein technologies; our ability to obtain and enforce our intellectual property rights and to operate our business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; our ability to predict and timely respond to preferences for alternative proteins and new trends; our ability to attract, hire and retain qualified employees and key personnel; our ability to identify, evaluate and complete any strategic alternative or acquisition that yields value for our shareholders; our ability to maintain the listing of our ADSs on Nasdaq; security, political and economic instability in the Middle East that could harm our business, including due to the current security situation in Israel; and other risks and uncertainties, including those identified in the Annual Report. New risks and uncertainties may emerge from time to time, and it is not possible for us to predict their occurrence or how they will affect us. If one or more of the factors affecting our forward-looking information and statements proves incorrect, then our actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, we caution you not to place undue reliance on our forward-looking information and statements. We disclaim any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.

The terms “Steakholder Foods,” “Company,” “we,” “us” or “ours” in this Report of Foreign Private Issuer on Form 6-K refer to Steakholder Foods Ltd. and its subsidiaries, unless the context otherwise requires.

General

We are an international deep-tech company that initiated activities in 2019 and are listed on the Nasdaq Capital Market under the ticker “STKH”. We are focusing on utilizing advanced technologies to revolutionize the food industry, and are preparing to launch PerfectaTM Premium Plant-Based Meat in the U.S. market in the second half of 2026, under the slogan “Plant-Based Meat, Perfected!” Perfecta will be positioned as a next-generation, plant-based protein platform, expanding across multiple protein analog categories and designed to address the primary barriers limiting plant-based category expansion, namely taste, texture, and the experience of eating a whole cut of meat. Perfecta’s launch is planned to begin with a phased rollout in the Northeastern United States, followed by retail expansion as the supply chain and distribution scale, together with brand and marketing support to drive awareness and establish repeat purchase momentum.

We are also focused on developing and selling 3D-printing production machines, and have developed alternative protein machinery, initially for three-dimensional printing of meat and seafood analogs, followed by hybrid meats that combine cultivated and plant-based elements. We believe that our alternative protein and cultivated meat technologies hold significant potential to reduce the environmental impact of food production (including reducing carbon footprint and promoting biodiversity), improve the supply chain, and offer consumers a range of new product offerings.

We provide production technology and associated supplies needed to commercially produce structured alternative protein products. To that end, we have developed three-dimensional printing capabilities that can mimic meat and seafood texture, flavor, nutritional values and more. Our initial business-to-business commercial offering combines three-dimensional printers and their supplies, primarily plant-based ingredient blends for printing plant-based meat and fish analogs. So far, we have developed two main types of three-dimensional printer: (1) meat printer - a food production machine that produces meat analogs with a fibrous texture, mimicking meats such as beef, pork and chicken; and (2) fish printer – a food production machine that produces fish and seafood analogs with a flaky texture, such as fish and seafood. These first commercial offerings are intended to affordably generate revenues for our partners and customers by manufacturing plant-based meat and fish analogs, which are not expected to require the lengthy regulatory processes associated with cultivated meats and other novel foods.

We are led by our Chief Executive Officer, Arik Kaufman, who has founded various Nasdaq- and TASE - traded foodtech companies, and is a founding partner of BlueOcean Sustainability Fund, LLC, led by Ashton Kutcher, Guy Oseary and Effie Epstein, which has partnered with us to assist in attempting to accelerate our growth. Mr. Kaufman holds extensive personal experience in the fields of food-tech and bio-tech, and has led and managed numerous complex commercial negotiations, as part of local and international fundraising, and mergers and acquisitions, or M&A, transactions. We have carefully selected personnel for the rest of our executive management team who possess substantial industry experience and share our core values.

Recent Developments

May 2026 Warrant Repricing

On May 29, 2026, we entered into inducement offer letter agreements, or the Inducement Letters, with certain holders, or the Holders, of certain of our existing warrants to purchase up to 297,618 ADS, or the Existing Warrants, and collectively, the Warrant Repricing.

Pursuant to the Inducement Letters, the Holders agreed to exercise for cash their Existing Warrants to purchase an aggregate of 297,618 ADSs at a reduced exercise price of $3.75 per ADS, in consideration of our agreement to issue two new series of warrants, or the New Warrants, to purchase up to an aggregate of 595,236 ADSs, or the New Warrant Shares, at an exercise price of $3.75 per ADS, which are exercisable until (i) with respect to Series C Warrants to purchase an aggregate of 198,412 ADSs, the five (5) year anniversary of the effective date of a resale registration statement covering the ordinary shares underlying the ADSs issuable upon the exercise of the New Warrants, or the Warrant Repricing Resale Effective Date, and (ii) with respect to Series D Warrants to purchase an aggregate of 396,824 ADSs, the eighteen (18) month anniversary of the Warrant Repricing Resale Effective Date. We received aggregate gross proceeds of approximately $1.1 million from the Warrant Repricing, before deducting placement agent fees and other offering expenses payable by us.

We engaged the Placement Agent to act as our exclusive placement agent in connection with the transactions contemplated by the Inducement Letters and we paid the Placement Agent a cash fee equal to 7.5% of the aggregate gross proceeds received from the Warrant Repricing. We also issued to the Placement Agent or its designees the Placement Agent Warrants to purchase up to 20,833 ADSs (representing 7.0% of the Existing Warrants exercised), which have the same terms as the Series C Warrants except the Placement Agent Warrants have an exercise price equal to $4.6875 per ADS (125% of the reduced exercise price of the Existing Warrants). The Placement Agent Warrants are exercisable from the date of issuance until the five (5) year anniversary of the Warrant Repricing Resale Effective Date. The closing of the transactions contemplated pursuant to the Inducement Letters occurred on June 1, 2026.

As of the date of this Report of Foreign Private Issuer on Form 6-K, Series D Warrants have been exercised into an aggregate of 223,206 ADSs for aggregate gross proceeds of $0.8 million.

Equity Line

On February 27, 2025, we entered into an At-the-Market Offering Agreement, or the ATMOA, as amended, with Alumni Capital, LP, or the Investor, establishing an $8.0 million equity line of credit, or the Commitment Amount. Pursuant to the ATMOA, we have the right, but not the obligation, to direct the Investor to purchase, and the Investor is obligated to purchase upon our notice, up to an aggregate of $8.0 million of our ADSs until the earlier of: (i) the date on which the ADSs cease trading on Nasdaq, (ii) the date on which the Investor shall have purchased securities pursuant to ATMOA for an aggregate purchase price of the Commitment Amount, or (iii) 5:00 p.m. Eastern Time on June 30, 2027. The purchase price for each purchase notice is equal to lowest price at which the ADSs are traded between 9:30 a.m., New York time and 4:00 p.m., New York time, on the day a purchase notice is provided, with respect to the purchase notice, provided that the purchase notice is received by 1:00 p.m., or during the same hours the following business day otherwise. During the six months ended June 30, 2026 and from July 1, 2026 through the date of this Report of Foreign Private Issuer on Form 6-K, we issued an aggregate of 26,731 ADSs and 132,072 ADSs, respectively, pursuant to the ATMOA, resulting in aggregate gross proceeds of approximately $0.1 million and $0.4 million, respectively.

July 2026 Private Placement

On July 31, 2026, we entered into a securities purchase agreement pursuant to which we agreed to sell and issue in a private placement, or Private Placement, Pre-Funded Warrants to purchase up to 1,750,000 ADSs, Series E Warrants to purchase up to 1,750,000 ADSs and Series F Warrants to purchase up to 1,750,000 ADSs, for aggregate gross proceeds of approximately $3.5 million and net proceeds of approximately $3.1 million, at a combined purchase price of $1.99 per Pre-Funded Warrant and accompanying warrants. On August 3, 2026, the Private Placement closed.

The Series E Warrants have an exercise price of $2.00 per ADS, will be exercisable on or after the date on which a general meeting of our shareholders approve an increase to the number of our authorized but unissued shares to reach at least a number of shares equal to the aggregate number of ordinary shares underlying the ADSs issuable upon the exercise of the Series E Warrants and Series F Warrants, or the Authorized Share Increase Date, and will expire on the 18-month anniversary of the later of: (i) the effective date of a resale registration statement, or the PIPE Resale Registration Statement, covering the ordinary shares underlying the ADSs issuable upon the exercise of the Pre-Funded Warrants, Series E Warrants and Series F Warrants, or the PIPE Resale Effective Date, and (ii) the Authorized Share Increase Date. The Series F Warrants have an exercise price of $2.00 per ADS, will become exercisable on the Authorized Share Increase Date and will expire on the five-year anniversary of the later of: (i) the PIPE Resale Effective Date, and (ii) the Authorized Share Increase Date. The Pre-Funded Warrants have an exercise price of $0.01 per ADS, are immediately exercisable upon issuance and remain exercisable until exercised in full. On August 17, 2026, we filed the PIPE Resale Registration Statement, which has not yet been declared effective by the Securities and Exchange Commission as of the date of this report. On August 11, 2026, we announced that we will hold a Special General Meeting of Shareholders on September 15, 2026 to approve an increase in our authorized share capital.

The exercise price of the Warrants is subject to adjustment as set forth in the Warrants for share splits, share dividends, and similar events. A holder of the Warrants will not have the right to exercise any portion thereof if the holder (together with such holder’s affiliates, and any persons acting as a group together with such holder or any of such holder’s affiliates or any other persons whose beneficial ownership of ordinary shares would be aggregated with the holder’s or any of the holder’s affiliates), would beneficially own ordinary shares in excess of 4.99% of the number of the ordinary shares outstanding immediately after giving effect to such exercise, except with respect to the Pre-Funded Warrants, if their allocation has been ratified by a general meeting of our shareholders. If at the time of exercise there is no effective registration statement registering the resale of the Ordinary Warrant ADSs, the Ordinary Warrant ADSs may be exercised on a cashless basis.

The Company also entered into a letter agreement on May 20, 2025, as amended on September 29, 2025 and on May 29, 2026 with H.C. Wainwright & Co., LLC, or the Placement Agent, pursuant to which the Placement Agent served as the exclusive placement agent for the Company in connection with the Private Placement. The Company paid the Placement Agent in connection with the Private Placement a placement agent fee equal to 7.5% of the gross proceeds from the sale of the securities in the Private Placement, a non-accountable expense allowance of $25,000, and legal fees and expenses of $50,000. The Placement Agent or its designees also received the Placement Agent Warrants to purchase up to an aggregate of 122,500 ADSs on substantially the same terms as the Series F Warrants, except that the exercise price thereunder is $2.50 per share. Upon any exercise of the Series E and Series F Warrants issued in the Private Placement for cash, the Company agreed to pay the Placement Agent a total cash fee equal to 7.5% of the aggregate gross proceeds from the exercise of such warrants, and additional Placement Agent Warrants to purchase up to 7.0% of the number of ordinary shares issuable upon the cash exercise of the Series E and Series F Warrants.

Under the Purchase Agreement, we have agreed not to (i) enter into any agreement to issue or announce the issuance or proposed issuance of any ADSs, ordinary shares or ordinary share equivalents, or (ii) file any registration statement or amendment or supplement thereto, for a period of 60 days following the Effective Date, subject to certain customary exceptions. In addition, the Purchase Agreement provides that for a period of one year following the Effective Date, we will not effect or enter into an agreement to effect a “variable rate transaction” as defined in the Purchase Agreement, subject to certain customary exceptions.

The Purchase Agreement also contains representations, warranties, indemnification and other provisions customary for transactions of this nature.

Investor Warrant Exercises

From July 1, 2026 through the date of this Report of Foreign Private Issuer on Form 6-K, we issued an aggregate of 223,206 ADSs to investors who exercised investor warrants, resulting in aggregate gross and net proceeds of approximately $0.8 million.

ADS Ratio Change

Effective as of July 27, 2026, we adjusted the ratio of the ADSs in relation to the Ordinary Shares, or the ADS Ratio Change. The adjustment changed the ratio from one ADS representing four thousand (4,000) Ordinary Shares to a new ratio of one ADS representing twelve thousand (12,000) Ordinary Shares. This ratio adjustment essentially served as a one-for-three reverse ADS split for ADS holders.

Unless otherwise noted, the financial information, share numbers, option numbers, warrant numbers, other derivative security numbers and exercise prices appearing in this report, including those as of dates prior to the completion of the ADS Ratio Change, have been adjusted to give effect to the ADS Ratio Change.

Corporate Information

We were incorporated in May 2018 in Israel as DocoMed Ltd., and originally provided digital health services. In July 2019, we changed our name to MeaTech Ltd., or MeaTech, and commenced our cultured meat technology development operations. In January 2020, MeaTech completed a merger with Ophectra, whereupon the name of Ophectra was changed to Meat-Tech 3D Ltd., MeaTech 3D Ltd. and later Steakholder Foods Ltd. Our principal executive offices are located at 22 Einstein St., Ness Ziona, Israel. The phone number at our principal executive offices is +972-8-794-0000.

Results of Operations

Six Months Ended June 30, 2026 Compared to Six Months Ended June 30, 2025

Cost of Goods Sold. In the six-month period ended June 30, 2026, the cost of goods sold was first recognized in relation to inventory production that began during the aforementioned period, in the amount of $0.3 million. The cost of goods sold is a result of an inventory write-off.

Research and Development Expenses. Research and Development expenses decreased by 33%, from $1.2 million in the six-month period ended June 30, 2025 to $0.8 million in the six-month period ended June 30, 2026. The decrease was primarily attributable to lower manpower-related expenses.

Marketing Expenses. Marketing expenses increased by 50%, from $.04 million in the six-month period ended June 30, 2025 to $0.6 million in the six-month period ended June 30, 2026. The increase resulted mainly from higher public relations and marketing consulting expenses incurred in connection with our U.S. market entry activities, which commenced during the aforementioned period.

General and Administrative Expenses. General and administrative expenses decreased by 19%, from $1.9 million in the six-month period ended June 30, 2025 to $1.6 million in the six-month period ended June 30, 2026. The decrease resulted mainly from a decrease in depreciation expenses.

Financial Income, Net. Net financial income of $0.04 million was recorded in the six-month period ended June 30, 2026, compared to net financial expenses of $0.2 million in the six-month period ended June 30, 2025. The change resulted mainly from finance expenses arising from the payment of a commitment fee related to an equity line of credit agreement in 2025, with no impact in 2026.

Total comprehensive loss. The total comprehensive loss decreased by 15%, from $3.8 million in the six-month period ended June 30, 2025 to $3.3 million in the six-month period ended June 30, 2026.

Liquidity and Capital Resources

As of June 30, 2026, we had $1.1 million in cash and cash equivalents, compared to $3.1 million as of December 31, 2025. The decrease resulted mainly from our ongoing operations, offset by the proceeds of issuances and exercise of warrants in the first half of 2026. Subsequent to the balance sheet date, we raised an additional $4.7 million in the sale of PFWs and investor warrants, the exercise of existing investor warrants and the use of an equity line of credit. The current balance of cash and cash equivalents is not sufficient to continue our operations for at least 12 months from the date of approval of the financial statements. As a result, there is substantial doubt about our ability to continue as a going concern.

Net cash used in operating activities

For the six months ended June 30, 2026, we used cash in the amount of $3.3 million in our operating activities, compared to $2.8 million for the six months ended June 30, 2025. This increase was primarily attributable to additional expenses incurred during the six months ended June 30, 2026 in connection with the commencement of production activities for products intended for distribution in the United States through a third-party manufacturing contractor.

Net cash used in investing activities

For the six months ended June 30, 2026, our net cash provided by investing activities totaled $0.1 million, compared to $1.5 million used for investing activities in the six months ended June 30, 2025. The change is mainly due to an investment in a convertible loan in 2025, which had no impact on cash flows in 2026.

Net cash provided by financing activities

For the six months ended June 30, 2026, our net cash provided by financing activities was in the amount of $1.1 million, compared to $4.4 million for the six months ended June 30, 2025. The decrease resulted from the difference between the proceeds from issuance of shares and warrants in and a convertible loan agreement into which we entered in 2025 and the proceeds from the issuance and exercise of warrants in 2026.

We do not currently have any specific commitments or plans for acquisitions; to the extent we do engage in acquisitions, we will do so after ensuring that we will have sufficient funds available to meet our capital requirements, and such acquisitions are likely to affect our projected cash needs. To meet future capital needs, we would need to raise additional capital through equity or debt financing or other strategic transactions. However, any such financing may not be on favorable terms or even available to us. Our failure to obtain sufficient funds on commercially acceptable terms when needed would have a material adverse effect on our business, results of operations and financial condition. Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and the actual amount of our expenses could vary materially and adversely as a result of a number of factors. We have based our estimates on assumptions that may prove to be wrong, and our expenses could prove to be significantly higher than we currently anticipate.

Our future capital requirements will depend on many factors, including, but not limited to:

●	the progress and costs of our commercialization activities;

●	the costs of development and expansion of our operational infrastructure;

●	the costs and timing of developing technologies sufficient to allow food production equipment manufacturers and food manufacturers to product products compliant with applicable regulations;

●	our ability, or that of our collaborators, to achieve development milestones and other events or developments under potential future licensing agreements;

●	the amount of revenues and contributions we receive under future licensing, collaboration, development and commercialization arrangements with respect to our technologies;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the costs of contracting with third parties to provide sales and marketing capabilities for us or establishing such capabilities ourselves, once our technologies are developed and ready for commercialization;

●	the costs of acquiring or undertaking development and commercialization efforts for any future products or technology;

●	the magnitude of our general and administrative expenses; and

●	any additional costs that we may incur under future in- and out-licensing arrangements relating to our technologies and futures products.

Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through capital raising or capital inflows from strategic partnerships. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available on favorable terms, or at all, we may be required to delay, reduce the scope of or eliminate research or development efforts or plans for commercialization with respect to our technologies and make necessary change to our operations to reduce the level of our expenditures in line with available resources.

We are a technology company in an early stage of commercialization, and it is not possible for us to predict with any degree of accuracy the outcome of our research and development efforts. As such, it is not possible for us to predict with any degree of accuracy any significant trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net loss, liquidity or capital resources, or that would cause financial information to not necessarily be indicative of future operating results or financial condition. However, to the extent possible, certain trends, uncertainties, demands, commitments and events are described herein.

Since inception, we have incurred significant losses and negative cash flows from operations and have an accumulated deficit of $93.2 million as of June 30, 2026. We have financed our operations mainly through fundraising from various investors.

Management’s plans include continuing to secure sufficient financing through the sale of additional equity securities or capital inflows from strategic partnerships. Additional funds may not be available when we need them on terms that are acceptable to us, or at all. If we are unsuccessful in securing sufficient financing, we may need to cease operations.

Subsequent to the balance sheet date, in July and August 2026, we raised an additional $4.3 million (net) in the sale of PFWs and investor warrants (see “Recent Developments—July 2026 Private Placement” above for additional information), the exercise of existing investor warrants issued in the Warrant Repricing (see “Recent Developments—May 2026 Warrant Repricing” above for additional information), the use of an equity line of credit (see “Recent Developments—Equity Line” above for additional information), and the exercise of investor warrants (see “Recent Developments—Investor Warrant Exercises” above for additional information). As a result of these transactions, we estimate that our shareholders’ equity, as of June 30, 2026 (as adjusted to reflect the foregoing transactions to date), would have been approximately $6.57 million, which exceeds the Nasdaq Capital Market's $2.5 million minimum shareholders' equity requirement for continued listing. Accordingly, we believe that we are in compliance with the applicable shareholders’ equity requirement.

Our financial statements include no adjustments for measurement or presentation of assets and liabilities, which may be required should we fail to operate as a going concern.

Research and Development, Patents and Licenses, Etc.

There have been no material changes to our research and development activities from those reported under “Item 5.C.—Research and development, patents and licenses, etc.” in the Annual Report.

Critical Accounting Policies and Estimates

There have been no material changes to the significant accounting policies and estimates described in “Item 5.A. —Operating Results” in the Annual Report other than as described in Note 2B in our Unaudited Condensed Consolidated Financial Statements as at June 30, 2026.

Risk Factors

Except as set forth below and as otherwise disclosed in our other filings made with the Securities and Exchange Commission on or prior to the date of this Report of Foreign Private Issuer on Form 6-K, there have been no material changes to the risk factors previously disclosed in the Annual Report.

If we fail to comply with the continued listing requirements of the Nasdaq Capital Market, our ADSs may be delisted and the price of our ADSs and our ability to access the capital markets could be negatively impacted.

Nasdaq has established certain standards for the continued listing of a security on the Nasdaq Capital Market. The standards for continued listing include, among other things, that the minimum bid price for the listed securities not fall below $1.00 per share for a period of 30 consecutive trading days, that we maintain a minimum of $2,500,000 in shareholders’ equity and that our Market Value of Listed Securities, or MVLS, not fall below $5.0 million for a period of 30 consecutive trading days, as further discussed below.

We have in the past fallen out of compliance with certain continued listing standards, including the minimum bid price requirement, although we have subsequently been able to regain compliance. No assurance, however, can be given that we will continue to be in compliance with the continued listing requirements of the Nasdaq Capital Market. Failure to meet applicable Nasdaq continued listing standards could result in a delisting of our ADSs. A delisting of our ADSs from Nasdaq could materially reduce the liquidity of our ADSs and result in a corresponding material reduction in the price of our ADSs. In addition, delisting could harm our ability to raise capital through alternative financing sources on terms acceptable to us, or at all, and may result in the potential loss of confidence by investors and employees and fewer business development opportunities.

On July 22, 2026, the SEC approved a new Nasdaq continued listing requirement applicable to companies listed on the Nasdaq Stock Market that would require listed companies to maintain a minimum MVLS of at least $5.0 million. Under the approved rule, if a company’s MVLS remains below $5.0 million for 30 consecutive business days, Nasdaq will issue a Staff Delisting Determination and immediately suspend trading in the company’s securities and commence delisting proceedings. Unlike many other Nasdaq continued listing standards, the rule does not provide a compliance or cure period before a delisting determination is issued. Although a company may appeal a delisting determination, the appeal generally does not stay the suspension of trading, and the company’s securities would generally trade on an over-the-counter market during the appeals process. In addition, any exception that may be granted by a Nasdaq Hearings Panel is limited. In particular, the Hearings Panel may grant an exception of up to 180 days only if the company demonstrates that it can satisfy Nasdaq’s applicable initial listing requirements, which are generally more stringent than Nasdaq’s continued listing standards. As a result, companies subject to a delisting determination under the MVLS rule may have fewer opportunities to regain compliance than under other Nasdaq continued listing requirements.

However, on July 29, 2026, the SEC notified Nasdaq that it had received notices of intention to petition for review of the approval order and, pursuant to Rule 431(e) of the SEC’s Rules of Practice, the effectiveness of the approval order was automatically stayed pending further review by the SEC. As a result, the ultimate implementation, timing and scope of the MVLS requirement remain uncertain. As of August 20, 2026, our MVLS was approximately $4.8 million, which is below the $5.0 million threshold contemplated by the rule. Accordingly, if the stay is lifted, the rule becomes effective and we are unable to satisfy the MVLS requirement, our securities would become subject to suspension and delisting from Nasdaq. Any such suspension or delisting could materially reduce the liquidity and market price of our ADSs, impair our ability to raise additional capital, reduce investor interest in our securities and adversely affect our business, financial condition and prospects.